

September 4, 2009

Mr. Andre Zeitoun
Chief Executive Officer
Atlas Mining Company
110 Greene Street, Suite 101
New York, NY 10012

> **Re: Atlas Mining Company**
> **Preliminary Schedule 14A**
> **Filed August 27, 2009, as revised September 1, 2009**
> **File No. 0-31380**

Dear Mr. Zeitoun:

We have limited our review of your filing to the issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

Proposal 3: Approval of an Amendment to the Idaho Articles to Increase the Number of Authorized Shares of Company Common Stock, page 25

1. We note your proposal to increase the number of authorized common shares, which will allow you to meet your outstanding obligations to issue common stock, including your obligation pursuant to the 10% PIK-Election Convertible Notes due 2018 (the "PIK Notes"). Given that shareholders will not have a separate opportunity to vote on the issuance of common shares upon conversion of the PIK Notes, please include the disclosure in Item 13(a) of Schedule 14A, as

required by Item 11 and Note A of Schedule 14A. In the alternative, explain why this disclosure would not be material for an investor's exercise of prudent judgment, given that the PIK Notes appear to be your most senior outstanding debt.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief